May 11, 2012

Ryan Rohn

Staff Accountant Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Mr. R. Rohn Staff Accountant

RE:	SaveDaily, Inc. Form 8-K Item 4.02 Filed April 26, 2012 File No. 333-143039 Response to Comment Letter Dated May 2, 2012

Dear Mr. Rohn:

We have reviewed the comment letter from the Commission's accounting staff dated May 2, 2012 and have developed the following responses thereto:

Form 8-K filed April 26, 2012

1.	Please revise your filing to disclose the date of your conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon. Refer to Item 4.02(a)(1) of Form 8-K. In this regard, we note your Form 10-K filed on April 16, 2012 also includes restated financial statements for the year ended April 30, 2011.

Our 8-K will be amended to disclose the following:

On April 16, 2012 we concluded the interim financial statements for the three and five-month periods ended September 30, 2011 and 2010 should no longer be relied upon. On April 16, 2012 we also concluded the previously issued financial statements for the periods ended April 30, 2011 and 2010 should no longer be relied upon. After discussions with our registered independent accountant we concluded that we do not have or maintain custody of our client funds under Rule 206(4)-2 and therefore these funds should not be reflected as corporate assets on our balance sheet. Removal of these assets had no impact on stockholders’ deficit, net loss, or cash flows from operating activities for the reported periods.

2.	Please amend your filing to include a statement of whether the board of directors, audit committee or an authorized officer discussed the matters included in this filing with your registered independent accountant. Refer to Item 4.02(a)(3) of Form 8-K.

Our 8-K will be amended to disclose the following:

Michael F. Cronin, as Chief Financial Officer (Principal Financial Officer &Principal Accounting Officer) discussed the matters included in this filing with the Company’s registered independent accountants HJ Associates & Consultants, LLP.

SaveDaily, Inc. further acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

You may contact Aaron Grunfeld, the company’s counsel at 310-788-7577 or by email at agrunfeld@grunfeldlaw.com if you have questions or further comments regarding our responses to the comments and the related matters covered by this response.

SaveDaily, Inc.

Sincerely

By:	/s/ Michael F. Cronin Chief Financial Officer

cc:	Maryse Mills-Apenteng Jeffrey Mahony